FAIRFAX  News Release
Stock Symbol:  FFH (TSX and NYSE)

TORONTO, January 23, 2009

FAIRFAX ANNOUNCES CONFERENCE CALL

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) will hold a conference call at 8:30 a.m. Eastern Time on Friday, February 20, 2009 to discuss its 2008 year-end results which will be announced after the close of markets on Thursday, February 19 and will be available at that time on its website www.fairfax.ca. The call, consisting of a presentation by the company followed by a question period, may be accessed at (800) 857-9835 (Canada and U.S.) or 1 (212) 287-1677 (International) with the passcode “Fairfax”.

A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern Time on Friday, March 7, 2009.  The replay may be accessed at (800) 337-5620 (Canada and U.S.) or 1 (203) 369-3253 (International).

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:                         Greg Taylor, Chief Financial Officer, at (416) 367-4941

Media Contact
Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
 95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946